UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 6)

                    Under the Securities Exchange Act of 1934


                                  Mercom, Inc.
                                (Name of Issuer)


                     Common Stock, Par Value $1.00 Per Share
                         (Title of Class of Securities)


                                  589935D-10-9
                                 (CUSIP Number)


              Lawrence B. Lappin, Lappin Capital Management, Inc.,
     767 Third Avenue, 16th Floor, New York, New York 10017, (212) 755-5694
                                       and
                               Jesse R. Meer, Esq.
             Berlack, Israels & Liberman, LLP, 120 West 45th Street,
                      New York, N.Y. 10036, (212) 704-0100
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  May 26, 1998
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box |__|.


Check the following box if a fee is being paid with the statement |x|. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                                                               Page 1 of 4 Pages

                         AMENDMENT NO. 6 TO SCHEDULE 13D


CUSIP No.   58935D-10-9                                        Page 2 of 4 Pages




--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON              LAPPIN CAPITAL MANAGEMENT, L.P.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON          13-3641120



--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [   ]
                                                             (b)  [ X ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS


          WC
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


          Delaware
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            592,251
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             None
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             592,251
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       None

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        592,251 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       12.4

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

       PN
--------------------------------------------------------------------------------

                         AMENDMENT NO. 6 TO SCHEDULE 13D


CUSIP No.   58935D-10-9                                        Page 3 of 4 Pages




--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON                        LAWRENCE B. LAPPIN
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON         ###-##-####



--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [   ]
                                                             (b)  [ X ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS


          PF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


          United States
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            2,468
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             None
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             2,468
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       None

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,000 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [  ]

       468 shares are beneficially owned by minor children of the reporting person
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       Not significant

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

       IN
--------------------------------------------------------------------------------

                         AMENDMENT NO. 6 TO SCHEDULE 13D

     The purpose of this Amendment is to set forth a material change in Item 4 of the Statement on Schedule 13D as previously amended. No other changes in the Statement are being made at this time, and so none of the other items of
Schedule 13D as heretofore amended is restated herein.

Item 4. Purpose of Transaction.

     In Item 4 of its Statement on Schedule 13D, as heretofore amended, the Partnership stated that it purchased the Securities (as defined in Item 5 thereof) for the purpose of investment, and that it reserved the right to exercise the voting power applicable to the Securities to approve or oppose, as the case may be, any extraordinary corporate transaction involving the Issuer, a sale or transfer of a material amount of assets of the Issuer, a change in the Issuer's board of directors, changes in the Issuer's charter or by-laws or any transaction involving corporate insiders of the Issuer.

     Prior to September 30, 1997, C-TEC Corporation ("C-TEC") owned 62% of the outstanding common stock of the Issuer. As of September 30, 1997, C-TEC distributed to its stockholders all of its shares of Cable Michigan, Inc. ("CABL"). Immediately before the distribution, C-TEC transferred to CABL all of its holdings of the Issuer. On May 21, 1998, CABL, which now owns 62% of the Issuer, announced that its Board of Directors is considering various strategic alternatives to enhance shareholder value. CABL stated that these alternatives include a possible merger or disposition of all or part of CABL.

     Given these circumstances and the fact that CABL manages and controls the Issuer, the Partnership now strongly believes that it is in the best interest of the minority shareholders of the Issuer, including the Partnership, to have their minority interest (38%) included, at a fair price, in any sale or other disposition of CABL's 62% interest in the Issuer. Accordingly, the Partnership intends to assert all of its rights and exercise all available remedies available to it if CABL sells or otherwise disposes of its stake in the Issuer without including the minority shareholders, on fair terms and conditions, in any such transaction.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this amendment is true, complete and correct.

     May 26, 1998
        (Date)

                            LAPPIN CAPITAL MANAGEMENT,  L. P.

                            By: S/Lawrence B. Lappin
                            ------------------------
                                     (Signature)

                            Lawrence B. Lappin,    General Partner
                            --------------------------------------
                            (Name)                      (Title)

                            S/Lawrence B. Lappin
                            --------------------
                            Lawrence B. Lappin, Individually
                            and as Custodian for his minor children

                                                               Page 4 of 4 Pages